UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)1


                             NovaStar Financial, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   669947-40-0
             ------------------------------------------------------
                                 (CUSIP Number)


                                  April 5, 2002
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|_| Rule13d-1(b)
|X| Rule13d-1(c)
|_| Rule13d-1(d)


1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 669947-40-0                 13G                 Page 2 of 6 Pages
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--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Residential Funding Corporation - 93-0891336
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a  |_|
                                                                 (b) |_|
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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                        |   5      SOLE VOTING POWER
       NUMBER OF        |
                        |          0 shares of Common Stock.  See Item 4.
        SHARES          |-------------------------------------------------------
                        |   6      SHARED VOTING POWER
     BENEFICIALLY       |
                        |          N/A
       OWNED BY         |-------------------------------------------------------
                        |   7      SOLE DISPOSITIVE POWER
         EACH           |
                        |          0 shares of Common Stock. See Item 4.
       REPORTING        |-------------------------------------------------------
                        |   8      SHARED DISPOSITIVE POWER
      PERSON WITH       |
                        |          N/A
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES
         CERTAIN SHARES*
--------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         N/A.  See Item 4.
--------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

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  CUSIP No. 669947-40-0                 13G                 Page 3 of 6 Pages
--------------------------                             ------------------------

ITEM 1(a).  Name of Issuer:

            NovaStar Financial, Inc.

ITEM 1(b).  Address of Issuer's Principal Executive Offices:

            1901 West 47th Place
            Westwood, Kansas 66205

ITEM 2(a).  Name of Person Filing:

            Residential Funding Corporation

ITEM 2(b).  Address of Principal Business Office or, if None, Residence:

            8400 Normandale Lake Boulevard
            Suite 250
            Minneapolis, Minnesota 55437

ITEM 2(c).  Citizenship:

            Residential Funding Corporation is a Delaware corporation.

ITEM 2(d).  Title of Class of Securities:

            Common Stock, $0.01 par value per share (the "Common Stock").

ITEM 2(e).  CUSIP Number:

            669947-40-0

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)   |_|   Broker or Dealer registered under Section 15 of the
                  Exchange Act.
      (b)   |_|   Bank as defined in section 3(a)(6) of the Exchange Act.
      (c)   |_|   Insurance Company as defined in section 3(a)(19) of the
                  Exchange Act.
      (d)   |_|   Investment Company registered under section 8 of the
                  Investment Company Act.
      (e)   |_|   An investment advisor in accordance with Rule
                  13d-1(b)(1)(ii)(E);
      (f)   |_|   An employee benefit plan or endowment fund in accordance
                  with Rule 13d-1(b)(1)(ii)(F);
      (g)   |_|   A parent holding company or control person in accordance
                  with Rule 13d-1(b)(1)(ii)(G);
      (h)   |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;
      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act;
      (j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this  box.|X|

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  CUSIP No. 669947-40-0                 13G                 Page 4 of 6 Pages
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ITEM 4.     Ownership.

      (a)   Amount Beneficially Owned:

            As of March 10, 1999 Residential Funding Corporation, owned a warrant exercisable to purchase an aggregate of 812,731 shares of Common Stock. As of April 5, 2002, Residential Funding Corporation beneficially owned no warrants or shares of Common Stock within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, because of a Repurchase and Termination Agreement between Residential Funding Corporation and NovaStar Financial, Inc.

      (b)   Percent of Class:

            Not applicable.

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote:

                  Residential Funding Corporation has sole power to vote or direct the vote of 0 shares of Common Stock. See Item
                  4(a) above.

            (ii)  Shared power to vote or direct the vote:

                  Not Applicable.

            (iii) Sole power to dispose or to direct the disposition of:

                  Residential Funding Corporation has sole power to dispose or to direct the disposition of 0 shares of Common Stock.
                  See Item 4(a) above.

            (iv)  Shared power to dispose or to direct the disposition of:

                  Not Applicable.

ITEM 5.     Ownership of Five Percent or Less of a Class.

            Reporting person has ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable.

ITEM 8.     Identification and Classification of Members of the Group.

            Not Applicable.

ITEM 9.     Notice of Dissolution of Group.

            Not Applicable.

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  CUSIP No. 669947-40-0                 13G                 Page 5 of 6 Pages
--------------------------                             ------------------------


ITEM 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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  CUSIP No. 669947-40-0                 13G                 Page 6 of 6 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      May 29, 2002
                                               ---------------------------------
                                                         (Date)



                                               RESIDENTIAL FUNDING CORPORATION


                                                /s/Davee Olson
                                               ---------------------------------
                                               Name:  Davee Olson
                                               Title: CFO